UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

APi Group Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00187Y 100

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Peter Martelli, P.C.

Joshua Korff, P.C.

David Perechocky

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Tel: (212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00187Y 100

1	NAMES OF REPORTING PERSONS Juno Lower Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,089,837
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,089,837
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,089,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 00187Y 100

1	NAMES OF REPORTING PERSONS Juno Holdings Manager L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,089,837
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,089,837
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,089,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 00187Y 100

1	NAMES OF REPORTING PERSONS Blackstone Juno Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,089,837
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,089,837
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,089,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 00187Y 100

1	NAMES OF REPORTING PERSONS FD Juno Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,406
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 300,406
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,406
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 00187Y 100

1	NAMES OF REPORTING PERSONS FD Juno Holdings Manager L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,406
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 300,406
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,406
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 00187Y 100

1	NAMES OF REPORTING PERSONS Blackstone Tactical Opportunities Fund – FD L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,406
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 300,406
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,406
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 00187Y 100

1	NAMES OF REPORTING PERSONS BTO Holdings Manager L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,089,837
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,089,837
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,089,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 00187Y 100

1	NAMES OF REPORTING PERSONS Blackstone Tactical Opportunities Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,089,837
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,089,837
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,089,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 00187Y 100

1	NAMES OF REPORTING PERSONS BTOA L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,089,837
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,089,837
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,089,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 00187Y 100

1	NAMES OF REPORTING PERSONS Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,089,837
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,089,837
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,089,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 00187Y 100

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,089,837
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,089,837
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,089,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 00187Y 100

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,089,837
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,089,837
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,089,837
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 00187Y 100

1	NAMES OF REPORTING PERSONS Blackstone Tactical Opportunities Associates III – NQ L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,406
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 300,406
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,406
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 00187Y 100

1	NAMES OF REPORTING PERSONS BTO DE GP – NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,406
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 300,406
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,406
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 00187Y 100

1	NAMES OF REPORTING PERSONS Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,406
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 300,406
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,406
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 00187Y 100

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,406
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 300,406
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,406
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 00187Y 100

1	NAMES OF REPORTING PERSONS Blackstone Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,390,243
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,390,243
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,390,243
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 00187Y 100

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,390,243
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,390,243
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,390,243
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 00187Y 100

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,390,243
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,390,243
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,390,243
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of APi Group Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1100 Old Highway Eight NW, New Brighton, MN 55112.

Item 2. Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

•

(i) Juno Lower Holdings L.P., a Delaware limited partnership, (ii) Juno Holdings Manager L.L.C., a Delaware limited liability company, (iii) Blackstone Juno Holdings L.P., a Delaware limited partnership, (iv) FD Juno Holdings L.P., a Delaware limited partnership, (v) FD Juno Holdings Manager L.L.C., a Delaware limited liability company, (vi) Blackstone Tactical Opportunities Fund – FD L.P., a Delaware limited partnership, (vii) BTO Holdings Manager L.L.C., a Delaware limited liability company, (viii) Blackstone Tactical Opportunities Associates L.L.C., a Delaware limited liability company, (ix) BTOA L.L.C., a Delaware limited liability company, (x) Blackstone Holdings III L.P., a Québec société en commandite, (xi) Blackstone Holdings III GP L.P., a Delaware limited partnership, (xii) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company, (xiii) Blackstone Tactical Opportunities Associates III – NQ L.P., a Delaware limited partnership, (xiv) BTO DE GP – NQ L.L.C., a Delaware limited liability company, (xv) Blackstone Holdings II L.P., a Delaware limited partnership, (xvi) Blackstone Holdings I/II GP L.L.C., a Delaware limited liability company, (xvii) Blackstone Inc., a Delaware corporation (“Blackstone”), and (xviii) Blackstone Group Management L.L.C., a Delaware limited liability company (collectively, the “Blackstone Entities”); and

•	Stephen A. Schwarzman, a United States citizen.

The address of the principal business office of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.

Information regarding each director and executive officer of Blackstone Inc. is set forth on Schedule I attached hereto.

(c) The principal business of Juno Lower Holdings L.P. and FD Juno Holdings L.P. is investing in securities.

The principal business of FD Juno Holdings Manager L.L.C. is performing the functions of, and serving as, a general partner of FD Juno Holdings L.P. The principal business of Blackstone Tactical Opportunities Fund – FD L.P. is performing the functions of, and serving as, a sole member (or similar position) of and member or equity holder in FD Juno Holdings Manager L.L.C. and of other affiliated Blackstone entities, and investing in securities. The principal business of Blackstone Tactical Opportunities Associates III – NQ L.P. is performing the functions of, and serving as, a general partner (or similar position) of Blackstone Tactical Opportunities Fund – FD L.P. and of other affiliated Blackstone entities. The principal business of BTO DE GP – NQ L.L.C. is performing the functions of, and serving as, a general partner (or similar position) of Blackstone Tactical Opportunities Associates III – NQ L.P. and of other affiliated Blackstone entities. The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in BTO DE GP – NQ L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings II L.P. and other affiliated Blackstone entities.

The principal business of Juno Holdings Manager L.L.C. is performing the functions of, and serving as, a general partner of Juno Lower Holdings L.P. The principal business of Blackstone Juno Holdings L.P. is performing the functions of, and serving as, a sole member (or similar position) of and member or equity holder in Juno Holdings Manager L.L.C., and of other affiliated Blackstone entities, and investing in securities. The principal business of

BTO Holdings Manager L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Juno Holdings L.P. and other affiliated Blackstone entities. The principal business of Blackstone Tactical Opportunities Associates L.L.C. is performing the functions of, and serving as, the managing member of BTO Holdings Manager L.L.C. and performing the functions of, and serving as, the general partner (or similar position) of other affiliated Blackstone entities. The principal business of BTOA L.L.C. is performing the functions of, and serving as, the sole member of Blackstone Tactical Opportunities Associates L.L.C. and of other affiliated Blackstone entities. The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, managing member (or similar position) of BTOA L.L.C. and of other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and of other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and of other affiliated Blackstone entities.

The principal business of Blackstone Inc. is performing the functions of, and serving as, the sole member of each of Blackstone Holdings I/II GP L.L.C. and Blackstone Holdings III GP Management L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of Blackstone Inc. The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Inc. and Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

On July 26, 2021, the Issuer entered into a Securities Purchase Agreement (the “Financing Agreement”) with Blackstone Juno Holdings L.P. (f/k/a BTO Juno Holdings L.P.) (“Blackstone Juno Holdings”) and Blackstone Tactical Opportunities Fund – FD L.P. (“BTO FD”) to issue and sell at closing (the “Private Placement”) 600,000 shares of a newly designated 5.5% Series B Perpetual Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), at a price of $1,000 per share, for an aggregate purchase price of $600,000,000. Prior to the closing of the Private Placement, Juno Lower Holdings L.P. (“Juno Lower Holdings”) assumed Blackstone Juno Holdings’ obligations thereunder, and FD Juno Holdings L.P. (“FD Juno Holdings” and together with Juno Lower Holdings, the “Purchasers”) assumed BTO FD’s obligations thereunder. The Series B Preferred Stock is convertible into shares of Common Stock at an initial conversion price equal to $24.60 per share.

The payment of the aggregate purchase price by the Purchasers described above was funded by capital contributions by the Purchasers’ partners and proceeds from a margin loan facility (as discussed in Item 6 below).

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

David Blitzer, an employee of Blackstone or one of its affiliates, serves as a member of the Board and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer

(a) and (b) Calculations of the percentage of the shares of Common Stock beneficially owned assumes that there were 232,164,890 shares of Common Stock outstanding as of January 3, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2022.

The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, (x) Juno Lower Holdings directly holds 592,610 shares of Series B Preferred Stock, which is currently convertible into 24,089,837 shares of Common Stock, and (y) FD Juno Holdings directly holds 7,390 shares of Series B Preferred Stock, which is currently convertible into 300,406 shares of Common Stock, in each case, based upon an initial conversion price equal to $24.60 per share.

FD Juno Holdings Manager L.L.C. is the general partner of FD Juno Holdings. Blackstone Tactical Opportunities Fund – FD L.P. is the sole member of FD Juno Holdings Manager L.L.C. Blackstone Tactical Opportunities Associates III – NQ L.P. is the general partner of Blackstone Tactical Opportunities Fund – FD L.P. BTO DE GP – NQ L.L.C. is the general partner of Blackstone Tactical Opportunities Associates III – NQ L.P. Blackstone Holdings II L.P. is the managing member of BTO DE GP – NQ L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P.

Juno Holdings Manager L.L.C. is the general partner of Juno Lower Holdings L.P. Blackstone Juno Holdings L.P. is the sole member of Juno Holdings Manager L.L.C. BTO Holdings Manager L.L.C. is the general partner of Blackstone Juno Holdings L.P. Blackstone Tactical Opportunities Associates L.L.C. is the managing member of BTO Holdings Manager L.L.C. BTOA L.L.C. is the sole member of Blackstone Tactical Opportunities Associates L.L.C. Blackstone Holdings III L.P. is the managing member of BTOA L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P.

Blackstone Inc. is the sole member of each of Blackstone Holdings I/II GP L.L.C. and Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock.

Any beneficial ownership of Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c) Except as set forth in Item 3 of this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Designation of Series B Preferred Stock

The Series B Preferred Stock issued to the Reporting Persons at the closing of the Private Placement (the “Private Placement Closing”) has the powers, designations, preferences, and other rights set forth in the Certificate of Designation of the Series B Preferred Stock (the “Certificate of Designation”). The holders of Series B Preferred Stock (each, a “Holder” and collectively, the “Holders”) are entitled to dividends on the initial liquidation preference of the Series B Preferred Stock at the rate of 5.5% per annum, payable in cash or in certain circumstances, in kind using the Issuer’s Common Stock. The Holders are also entitled to participate in dividends declared or paid on the Common Stock on an as-converted basis. The Series B Preferred Stock ranks senior to the Common Stock and the Issuer’s Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), with respect to dividend rights and rights upon the voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Issuer (a “Liquidation”). Upon a Liquidation, each share of Series B Preferred Stock will be entitled to receive the greater of (i) an amount per share equal to the initial liquidation preference of the Series B Preferred Stock, plus all accrued and unpaid dividends, and (ii) the amount the Series B Preferred Stock would be entitled to receive on an as-converted to Common Stock basis (the “Liquidation Preference”).

Conversion Rights

Each Holder will have the right, at its option, to convert its Series B Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Common Stock at a conversion price equal to $24.60 per share subject to certain customary adjustments in the event of certain events affecting the price of the Common Stock (the “Conversion Price”).

Subject to certain conditions, the Issuer may, at its option, require conversion of all, but not less than all, of the outstanding shares of Series B Preferred Stock to Common Stock if the average share volume-weighted average price of the Common Stock for 15 consecutive trading days exceeds 150% of the Conversion Price.

Redemption Rights

The Issuer may redeem all or any of the Series B Preferred Stock for cash at any time beginning five years after the Private Placement Closing at a price equal to 105% of the purchase price paid by the Purchasers plus any accrued and unpaid dividends. Upon a “Fundamental Change” (involving a change of control or de-listing of the Issuer as further described in the Certificate of Designation), each Holder shall have the right to require the Issuer to redeem all or any part of the Holder’s Series B Preferred Stock for an amount equal to the Liquidation Preference (including any accrued and unpaid dividends and a customary make-whole amount).

Voting & Consent Rights

The Holders generally will be entitled to vote with the holders of the shares of Common Stock on all matters submitted for a vote of holders of shares of Common Stock (voting together with the holders of shares of Common Stock as one class) on an as-converted basis.

Additionally, the consent of the Holders of a majority of the outstanding shares of Series B Preferred Stock will be required for so long as any shares of the Series B Preferred Stock remain outstanding for, among other things, (i) amendments to the Certificate of Designation or the Issuer’s Certificate of Incorporation that would alter or change the powers or preferences of the Series B Preferred Stock, (ii) any increase or decrease of the authorized number of shares of Series B Preferred Stock, (iii) any issuance of shares of Series B Preferred Stock, (iv) the creation of securities that are senior to, or equal in priority with, the Series B Preferred Stock, (v) any amendments to the Issuer’s organizational documents that have an adverse effect on the Holders, (vi) any action to deregister or delist the Common Stock, or (vii) the entering into a transaction with an affiliate of the Issuer other than on terms no less favorable to the Issuer than would be obtained in an arms’ length transaction with a bona fide third party, as determined by the Board in its reasonable judgment. In addition, any action that would adversely affect the rights of any Holder of Series B Preferred Stock in a manner disproportionate to the other Holders of Series B Preferred Stock will require the consent of such affected Holder.

Preemptive Rights

So long as the Purchasers collectively own, of record or beneficially, at least 50% of the Series B Preferred Stock issued to them under the Financing Agreement, at any time the Issuer makes any non-public offering of any capital stock or securities convertible into capital stock (subject certain customary exceptions), the Purchasers shall have the right to acquire from the Issuer its pro rata portion of the stock being offered.

Registration Rights Agreement

On January 3, 2022, the Purchasers and the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, Holders of Series B Preferred Stock and Common Stock issuable upon conversion of, or payments of dividends on, Series B Preferred Stock pursuant to the Financing Agreement will have certain customary registration rights with respect to such shares of Series B Preferred Stock and Common Stock.

Purchaser Governance Rights

For so long as the Purchasers collectively own, of record or beneficially, at least 50% of the Series B Preferred Stock (or shares of Common Stock issued upon conversion thereof) issued to them under the Financing Agreement, the Purchasers will have the right to nominate for election one member (the “Series B Director”) to the Board. The Purchasers’ initial nominee to serve as Series B Director was David Blitzer, and Mr. Blitzer was elected to the Board following the issuance of the Series B Preferred Stock on January 3, 2022.

Purchaser Standstill

Additionally, for so long as the Purchasers have the right to nominate the Series B Director, the Purchasers will be subject to certain standstill restrictions pursuant to which the Purchasers will be restricted, among other things and subject to certain customary exceptions, from (i) acquiring additional equity securities or securities exchangeable for or convertible into equity securities of the Issuer; (ii) seeking representation on the Board (beyond their right to elect the Series B Director); (iii) seeking to change or influence the policies or management of the Issuer (beyond their right to elect the Series B Director); (iv) submitting any stockholder proposal to the Issuer; (v) publicly proposing any change of control or other material transaction involving the Issuer; or (vi) supporting or encouraging any person in doing any of the foregoing.

Margin Loan Facility

Juno Lower Holdings and FD Juno Holdings, as co-borrowers (the “Borrowers”), entered into a Margin Loan Agreement (the “Loan Agreement” and, together with each agreement or instrument delivered pursuant to the foregoing or pursuant to the security interests and collateral granted in accordance with the foregoing, the “Loan Documents”), dated as of December 31, 2021, with the lenders from time to time party thereto (the “Lenders”) and Royal Bank of Canada, as administrative agent, pursuant to which the Borrowers agreed to pledge, effective as of January 3, 2022, (x) an aggregate of 600,000 shares of Series B Preferred Stock, and (y) any shares of Common Stock issued upon conversion of such Series B Preferred Stock or issued as a dividend thereon, as collateral to secure their obligations under the Loan Agreement. The Borrowers borrowed an aggregate of $225 million under the Loan Agreement on January 3, 2022.

The loan matures on or about January 3, 2025. Upon the occurrence of certain events that are customary for this type of loan, the Lenders may exercise their rights to require the Borrowers to pre-pay the loan proceeds or post additional collateral, or foreclose on, and dispose of, the pledged Series B Preferred Stock and/or the pledged Common Stock, as applicable, in accordance with the Loan Documents.

The description of the Financing Agreement, Certificate of Designation, Registration Rights Agreement and Loan Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents. The Financing Agreement, Registration Rights Agreement and Loan Agreement are filed as exhibits hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of January 13, 2022, by and among the Reporting Persons (filed herewith).

Exhibit B	Securities Purchase Agreement, dated as of July 26, 2021, by and among the Issuer, Blackstone Juno Holdings L.P. (f/k/a BTO Juno Holdings L.P.) and Blackstone Tactical Opportunities Fund – FD L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 30, 2021).

Exhibit C	Certificate of Designation (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on January 3, 2022).

Exhibit D	Registration Rights Agreement, dated as of January 3, 2022, by and among the Issuer, Juno Lower Holdings L.P. and FD Juno Holdings L.P. (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on January 3, 2022).

Exhibit E	Loan Agreement, dated as of December 31, 2021, by and between Juno Lower Holdings L.P. and FD Juno Holdings L.P. with the lenders from time to time party thereto and Royal Bank of Canada, as administrative agent (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2022

JUNO LOWER HOLDINGS L.P.
By: Juno Holdings Manager L.L.C., its general partner

By:	/s/ Christopher J. James
Name: Christopher J. James
Title: Manager

JUNO HOLDINGS MANAGER L.L.C.

By:	/s/ Christopher J. James
Name: Christopher J. James
Title: Manager

BLACKSTONE JUNO HOLDINGS L.P.
By: BTO Holdings Manager L.L.C., its general partner

By:	/s/ Christopher J. James
Name: Christopher J. James
Title: Manager

BTO HOLDINGS MANAGER L.L.C.

By:	/s/ Christopher J. James
Name: Christopher J. James
Title: Manager

BLACKSTONE TACTICAL OPPORTUNITIES ASSOCIATES L.L.C.
By: BTOA L.L.C., its sole member

By:	/s/ Christopher J. James
Name: Christopher J. James
Title: Chief Operating Officer

BTOA L.L.C.

By:	/s/ Christopher J. James
Name: Christopher J. James
Title: Chief Operating Officer

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

[APi Group Corporation — Schedule 13D]

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

FD JUNO HOLDINGS L.P.
By: FD Juno Holdings Manager L.L.C.

By:	/s/ Christopher J. James
Name: Christopher J. James
Title: Manager

FD JUNO HOLDINGS MANAGER L.L.C.

By:	/s/ Christopher J. James
Name: Christopher J. James
Title: Manager

BLACKSTONE TACTICAL OPPORTUNITIES FUND – FD L.P.
By: Blackstone Tactical Opportunities Associates III – NQ L.P., its general partner
By: BTO DE GP – NQ L.L.C., its general partner

By:	/s/ Christopher J. James
Name: Christopher J. James
Title: Chief Operating Officer

BLACKSTONE TACTICAL OPPORTUNITIES ASSOCIATES III – NQ L.P.
By: BTO DE GP – NQ L.L.C., its general partner

By:	/s/ Christopher J. James
Name: Christopher J. James
Title: Chief Operating Officer

BTO DE GP – NQ L.L.C.

By:	/s/ Christopher J. James
Name: Christopher J. James
Title: Chief Operating Officer

BLACKSTONE HOLDINGS II L.P.
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS I/II GP L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

[APi Group Corporation — Schedule 13D]

SCHEDULE I

Executive Officers and Directors of Blackstone Inc.

The name and principal occupation of each director and executive officer of Blackstone Inc. are set forth below. The address for each person listed below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honourable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Hamilton E. James	Executive Vice Chairman of Blackstone Inc.

Michael S. Chae	Chief Financial Officer of Blackstone Inc.

John G. Finley	Chief Legal Officer of Blackstone Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Hamilton E. James	Executive Vice Chairman of Blackstone Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

Joseph P. Baratta	Global Head of Private Equity at Blackstone Inc.

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Reginald J. Brown	Partner for the law firm, Kirkland & Ellis

Sir John Antony Hood	Former President and Chief Executive Officer of the Robertson Foundation and Former Chair of the Rhodes Trust

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

Jay O. Light	Dean Emeritus, Harvard Business School

The Right Honourable Brian Mulroney	Senior Partner for the Montreal law firm, Norton Rose Fulbright Canada LLP

William G. Parrett	Retired CEO, Deloitte Touche Tohmatsu and retired Senior Partner, Deloitte (USA)

Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.